Filed by Union Bankshares Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Access National Corporation

Commission File Number: 000-49929

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Good morning,

Today we announced that Union Bankshares Corporation has entered into a definitive merger agreement to acquire Access National Corporation in an all-stock transaction.  This morning we will post a CEO update video to the Intranet that discusses the combination, but since you may not have time to watch the video immediately I want to share some initial thoughts about what this means to Union, to our customers, and to you.

With this acquisition, Union will further establish itself as Virginia’s regional bank. We will both close a strategically important market gap and substantially complete our Virginia franchise by significantly expanding our presence in Northern Virginia. As you likely know, Northern Virginia is the largest regional economy in Virginia, and also the wealthiest and most populous part of The Commonwealth. Our announcement is big and exciting news for our company!

Access brings extensive commercial and industrial (“C&I”) lending expertise as they were initially built as a C&I platform and subsequently added a valuable branch network with their combination with Middleburg Bank. Middleburg Bank brings with it an attractive retail banking presence and a sizeable and well regarded wealth management business.

For some perspective, based on the last reported numbers, if Access and Union were combined today, Union would have $16.0 billion in assets, $11.9 billion in deposits and $11.4 billion in loans, based on financial data as of June 30, 2018.

While expanding our network will help us deliver improved financial results, we must always remember who we are and where we came from.  I’m asking you to renew your commitment to going beyond just serving our customers — but to strive to delight them at every opportunity.  How can you do that? With best in class customer experience and high-quality execution.  I’m confident in your ability to continue delivering that experience going forward through the integration process.

When I talk about our future, I have been clear and consistent that organic growth of the bank is our highest priority, and acquisition is a secondary way to achieve our financial goals.  When speaking of our acquisition priorities, our publicly stated strategy has been that we would first look to the largest market in Virginia – Northern Virginia – and then look to our existing markets before turning our focus elsewhere.  Access fits our acquisition profile perfectly with its presence in Northern Virginia and its diversified business model which includes a very strong C&I platform, a robust retail banking operation and a strong wealth management business.

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The transaction also delivers on many of our priorities for 2018.  The focus priorities were: diversifying the loan book and revenue streams, growing core funding, improving efficiency, managing to a higher level of performance, creating a more enduring and distinctive brand and integrating Xenith, which integration is now largely complete.

Access’s loan portfolio has a different mix than Union’s and, given their history, they have more of a focus on C&I lending than Union has traditionally had.  As a result, the combined company will have a larger mix of commercial and industrial loans and less of our total loan mix will be in non-owner occupied commercial real estate.  This makes us a stronger company as diversification builds strength and Access will lower our concentration in commercial real estate.

Access also has a solid low cost deposit base, which will help improve our core funding and support our loan to deposit ratio at the targeted 95% level.  It further improves our ability to fund loan growth from our deposit base. Importantly, it also increases the percentage of our deposit base that is comprised of transaction (checking) accounts.

Last, the wealth management business which operates under the brand Middleburg adds greater scale to our own wealth business and increases fee based revenue.

Until the transaction closes, which isn’t expected until early 2019, both banks will continue to operate separately and there should be very little impact on your day-to-day job.

You may be wondering how else this may impact you.  As a larger company, there will be more opportunities to grow and develop.  It will also accelerate some of the work we have undertaken to deliver top-tier financial performance to our shareholders and invest in our technology and product offerings.  As the company becomes more profitable, we expect that you will benefit through our profit sharing plans too.

Union’s current executive management, led by me, will form the core of the combined company’s leadership team.

I’ve attached a copy of the news release and some frequently asked questions.  These documents will be posted on the Intranet as well.  We’ll keep you updated on the progress of the integration as more details become available.  In the meantime, we have set up an email address where you can send questions, concerns or comments.  The address is: unionintegration@bankatunion.com

As you will hear me say on the video, whenever mergers are underway our competitors assume there will be disruption and redouble their efforts to attack our customer base.  Let’s prove them wrong by staying focused on our customers and executing our jobs flawlessly.

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With this acquisition we are creating a Virginia-based regional banking franchise on a scale that we have not had in The Commonwealth in nearly twenty years, and have positioned Union as “Virginia’s bank.”  We have made a significant competitive entry into the large Northern Virginia market and have further differentiated ourselves from our competitors. This is an exciting time to be at Union and together we can and will accomplish great things!

Thank you for all that you do, each and every day for this great company, our customers, our teammates, our communities and our shareholders.

Important Additional Information will be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Union of Access. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the proposed acquisition, Union will file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Union and Access and a prospectus of Union (the “Joint Proxy/Prospectus”), and each of Union and Access may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy/Prospectus will be sent to the shareholders of Union and Access. Investors and shareholders of Union and Access are urged to read carefully and in their entirety the Registration Statement and Joint Proxy/Prospectus when they become available and any other relevant documents filed with the SEC by Union and Access, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction.

Investors and shareholders may obtain free copies of the Registration Statement and the Joint Proxy/Prospectus (when available) and other documents filed with the SEC by Union and Access through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy/Prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, VA 20191. Attention: Sheila Linton (telephone: (703) 871-2100), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Access’s website at www.accessnationalbank.com under “Investor Relations.” The information on Union’s and Access’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

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Participants in the Solicitation

Union, Access and their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Union or Access in connection with the proposed transaction. Information about the directors and executive officers of Union and their ownership of Union common stock is set forth in the proxy statement for Union’s 2018 annual meeting of shareholders, which was filed with the SEC on March 21, 2018. Information about the directors and executive officers of Access and their ownership of Access common stock is set forth in the proxy statement for Access’s 2018 annual meeting of shareholders, which was filed with the SEC on April 12, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, projections, predictions, expectations, or beliefs about future events or results and are not statements of historical fact. Such statements also include statements as to the anticipated impact of the Union acquisition of Access, including future financial and operating results, ability to successfully integrate the combined businesses, the amount of cost savings, overall operational efficiencies and enhanced revenues as well as other statements regarding the acquisition. Such forward-looking statements are based on various assumptions as of the time they are made, and are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are often accompanied by words that convey projected future events or outcomes such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Access or their management about future events. Although each of Union and Access believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Access will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results performance, or achievements may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, the businesses of Union and Access may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the proposed acquisition may not be fully realized or realized within the expected time frame, revenues following the proposed acquisition may be lower than expected, customer and employee relationships and business operations may be disrupted by the proposed acquisition, the diversion of management time on acquisition-related issues, changes in Union’s share price before closing, risks relating to the potential dilutive effect of shares of Union common stock to be issued in the proposed transaction, the ability to obtain regulatory, shareholder or other approvals or other conditions to closing on a timely basis or at all, the ability to close the proposed acquisition on the expected timeframe, or at all, and that closing may be more difficult, time-consuming or costly than expected, the reaction to the proposed acquisition of the companies’ customers, employees and counterparties, and other risk factors, many of which are beyond the control of Union and Access. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Union’s Annual Report on Form 10-K for the year ended December 31, 2017, and Access’s Annual Report on Form 10-K for the year ended December 31, 2017 and comparable “risk factors” sections of Union’s and Access’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Union, Access or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. Forward-looking statements speak only as of the date they are made and neither Union nor Access undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.